Rule 424(b)(3)
Registration No. 333-121067


PRICING SUPPLEMENT NO. 3 dated May 26, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PZS3

ISIN:                           US52517PZS37

Specified Currency:             Principal:   U.S. Dollars
                                Interest:    U.S. Dollars

Principal Amount:               $10,000,000

                                        Total                      Per Note
  Issue Price:                          $10,000,000                     100%
  Agent's Commission:                   $         0                       0%
  Proceeds to Lehman Brothers Holdings: $10,000,000                     100%

In addition, on the Original Issue Date specified below, we may (but are not required to) issue additional Notes similar to these Notes in all respects, including with respect to the Issue Price and the Agent's Commission specified above. The additional notes, if issued, will have the same CUSIP and ISIN numbers as these Notes and will trade interchangeably with these Notes immediately upon settlement.

We may also issue additional Notes following the Original Issue Date at a new Issue Price and subject to a new Agent's Commission. All such additional Notes would form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes immediately upon settlement.

Agent:                         Lehman Brothers

Agents Capacity:               [X] As principal              [ ] As agent

Trade Date:                    May 26, 2005

Issue Date:                    June 23, 2005

Stated Maturity Date:          June 23, 2020, subject to Optional Redemption;
                               provided that if such day is not a New York or London Business Day, then such day will be the following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day.

Date From Which Interest Accrues:[X]  Issue Date
                                 [ ]  Other: _____________

[ ] Fixed Rate Note

    Interest Rate per Annum:        _______%

[X] Floating Rate Note          [ ]  CD Rate
                                [ ]  Commercial Paper Rate
                                [ ]  Federal Funds (Effective) Rate
                                [ ]  Federal Funds (Open) Rate
                                [ ]  LIBOR Telerate
                                [ ]  LIBOR Reuters
                                [ ]  EURIBOR
                                [ ]  Treasury Rate:Constant Maturity []Yes []No
                                [ ]  Prime Rate
                                [ ]  Eleventh District Cost of Funds Rate
                                [X]  Other:  See Interest Rate per Annum below

Interest Rate per Annum:
                                * From the Original Issue Date through June 22,
                                  2010, 7.00% times the Index;
                                * From June 23, 2010 through June 22, 2015,
                                  8.00% times the Index; and
                                * From June 23, 2015 until the Stated Maturity
                                  Date, 16.00% times the Index

Maximum Rate:                   Not applicable

Minimum Rate:                   0%

Index: The number of calendar days in each quarterly period on which the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate is equal to or greater than 0, divided by the total number of calendar days in each such quarterly period. See "Risk Factors" below for certain relevant considerations.

Interest Payment Dates:         Each September 23, December 23, March 23, and
                                June 23, commencing on September 23, 2005, subject to Optional Redemption; provided that if such day is not a New York or London
                                Business Day, then such day will be the
                                following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

30-Year CMS Rate:               For any calendar day, the rate that appears on
                                the Accrual Determination Date for such
                                calendar day on Reuters Screen ISDAFIX1 under the heading "30YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

2-Year CMS Rate:                For any calendar day, the rate that appears on
                                any Accrual Determination Date for such
                                calendar day on Reuters Screen ISDAFIX1 under the heading "2YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Accrual
                                Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Accrual Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360. day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Designated Maturity" means 30 years or 2 years, as the case may be.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

Accrual Determination Date:     With respect to each calendar day that is a New
                                York and London Business Day and does not occur during a Suspension Period, that calendar day.
                                With respect to each calendar day that is not a New York or London Business Day and does not occur during a Suspension Period, the last preceding New York and London Business Day.
                                With respect to each calendar day during a Suspension Period, the calendar day that is the fifth New York and London Business Days prior to the relevant Interest Payment Date.

Suspension Period:              The period beginning on the fifth New York and
                                London Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).


Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [ ]  Yes      [X]  No

Interest Rate Calculation Agent:Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment
                                Date, commencing on September 23, 2005. Notice of redemption will be given not less than five
                                New York and London Business Days prior to the redemption date.


Form of Note:                   [X] Book-entry only (global)  [ ] Certificated





                                RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York Business Days during the applicable period, in which event no interest will accrue for the related days during the period. To the extent that this difference becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the Notes will be adversely affected.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 2-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 2-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 2-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table sets forth the historical differences of the 30-Year CMS Rate minus the 2-Year CMS Rate since September 23, 1992:

Date                            30-Year CMS minus 2-Year CMS (%)
September 23, 1992                      3.637000
December 23, 1992                       2.843000
March 23, 1993                          3.502000
June 23, 1993                           3.057723
September 23, 1993                      2.663800
December 23, 1993                       2.574600
March 23, 1994                          2.176600
June 23, 1994                           1.801100
September 23, 1994                      1.583500
December 23, 1994                       0.199000
March 23, 1995                          0.933500
June 23, 1995                           1.189500
September 25, 1995                      0.985100
December 26, 1995                       0.980300
March 25, 1996                          1.122500
June 24, 1996                           0.955100
September 23, 1996                      0.992900
December 23, 1996                       0.919400
March 24, 1997                          0.779000
June 23, 1997                           0.714550
September 23, 1997                      0.597490
December 23, 1997                       0.264270
March 23, 1998                          0.410240
June 23, 1998                           0.226760
September 23, 1998                      0.883220
December 23, 1998                       0.652200
March 23, 1999                          0.746540
June 23, 1999                           0.758420
September 23, 1999                      0.808680
December 23, 1999                       0.549550
March 23, 2000                          0.104180
June 23, 2000                           0.074810
September 25, 2000                      0.263880
December 26, 2000                       0.439520
March 23, 2001                          1.294410
June 25, 2001                           1.847000
September 24, 2001                      2.595230
December 24, 2001                       2.602260
March 25, 2002                          2.167800
June 24, 2002                           2.640800
September 23, 2002                      2.782910
December 23, 2002                       3.172060
March 24, 2003                          3.252220
June 23, 2003                           3.329640
September 23, 2003                      3.461120
December 23, 2003                       3.119710
March 23, 2004                          3.163400
June 23, 2004                           2.587070
September 23, 2004                      2.235260
December 23, 2004                       1.821850
March 23, 2005                          1.103980



The Index is based on the number of calendar days in each quarterly period on which the 30-Year CMS Rate minus the 2-Year CMS Rate is greater than 0. Historically, the 30-Year CMS Rate has never been lower than the 2-Year CMS Rate. The historical experience of the 30-Year CMS Rate minus the 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 2-Year CMS Rate during the term of the Notes.


                CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.48%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and
(iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                Controllers Office
                Lehman Brothers Holdings Inc.
                745 Seventh Avenue
                New York, New York 10019
                (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax
Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


                        UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc.
("the Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefore more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings Inc.


By: /s/ Christopher O,Meara
Name:  Christopher O'Meara
Title:  Authorized Officer